

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2019

Cynthia Poehlman
Chief Financial Officer
ParkerVision, Inc.
9446 Philips Highway, Suite 5A
Jacksonville, Florida 32256

> **Re: ParkerVision, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 21, 2019**
> **File No. 333-233390**

Dear Ms. Poehlman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Paul Lucido, Esq.